EXHIBIT 11.1        Statement re: computation of per share earnings



NET INCOME (LOSS) PER SHARE

                                     YEAR ENDED SEPTEMBER 30,
                                     ------------------------
                                       1996          1995

Net income (loss)                  $2,808,000     $(4,158,000)
Adjustments thereto (1)               924,000             -
                                   ----------     -----------

Adjusted net income (loss)         $3,732,000     $(4,158,000)
                                   ==========     ===========

Weighted average shares
  outstanding                       5,546,000       3,226,000
Adjustments thereto (2)             4,249,000             -
                                   ----------     -----------

Shares used in computation          9,795,000       3,226,000
                                   ==========     ===========

Net income (loss) per share        $     0.38     $     (1.29)
                                   ==========     ===========

     (1) In accordance with the modified treasury stock method, the proceeds from the exercise of stock options and warrants are first used to buy back up to 20% of the Company's common stock at the average price for the period. Any remaining proceeds are used to retire outstanding debt, which adjusts income for interest assumed to be saved (net of income tax effect), and, to the extent there are proceeds remaining after the assumed debt retirement, used to invest in commercial paper, which further adjusts income for interest assumed to be earned (net of income tax effect).

     (2) Adjusts the weighted average number of shares outstanding for (i) all stock options and warrants using the modified treasury stock method, if dilutive; and (ii) the conversion of preferred stock using the if-converted method, if dilutive.

     (3)  Primary and fully-diluted earnings per share are the same.
